Exhibit 99.1

Bit Origin Ltd Furthers Business Growth and Gender Equality Goals with New Executive Vice President Appointment

New York, September 6, 2022 (GLOBE NEWSWIRE) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company engaged in the crypto mining business with diversified expansion strategies, today announced that the Company’s board of directors has appointed Ms. Lianfei Du as the Executive Vice President, effective on September 1, 2022, to further support its growth strategy and accelerate its business development from perspectives of finance and operations. Ms. Du became the second female member of management at Bit Origin, furthering the Company’s proactive gender equality initiatives.

Ms. Du has rich experience in equity/debt investments, financial advisory, and fund operating management. Ms. Du joined the Company in December 2021 as Head of Corporate Finance and Operation. From January 2018 to December 2021, Ms. Du served as the Vice President in TCC Capital, a Hong Kong-based boutique private equity fund backed by an HK family office with assets under management (AUM) of hundreds of million US dollars. As the VP at TCC Capital, Ms. Du led multiple venture capital and growth capital investment projects across various industries, including biotech, new material, fintech, and real estate. Ms. Du also has extensive experiences in fundraising activities for over US$ 400 million. From January 2014 to November 2017, Ms. Du was a manager with Ernst & Young (China) Advisory Limited, leading the financial due diligence for 20+ deals across the spectrum: venture, private equity, outbound buyout, M&A, liquidation and etc. From July 2010 to November 2013, Ms. Du was a Senior Associate with PricewaterhouseCoopersfor audit or internal control engagements. Ms. Du received her Master of Business Administration (MBA) degree from Yokohama National University in Japan in 2010.

Mr. Lucas Wang, Chairman and Chief Executive Officer of the Company, commented, “We are delighted to welcome Ms. Du to join us as the Executive Vice President. Ms. Du has rich experience in investments, operating management across various industries. With extensive expertise, Ms. Du will bring new perspectives and insights to the company, supporting our continued growth by improving operations and creating greater value for our shareholders, customers, and employees. We believe Ms. Du’s joining will position us well to explore the crypto mining business, grasp industry trends, and establish solid connections with capital markets with a forward-looking vision.”

Ms. Lianfei Du, commented “I am truly excited to join Bit Origin at its transformative stage. Bit Origin is one of the most innovative and visionary crypto mining companies and has unique strengths and competitive edges. Working as part of the Company will be a career highlight for me. I look forward to working with the team to execute the Company’s strategic initiatives and help the Company achieve its long-term growth goals.”

About Bit Origin Ltd

Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in the cryptocurrency mining business. The Company is also actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Lucas Wang, Chairman and Chief Executive Officer

Email: ir@bitorigin.io

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

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